ISSUER FREE WRITING PROSPECTUS
Dated October 17, 2011
Filed Pursuant to Rule 433
Registration No. 333-170298

AMERICAN REALTY CAPITAL TRUST III, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust III, Inc. (the “Company”) filed a registration statement on Form S-11 (including the prospectus dated March 31, 2011) with the SEC on November 3, 2010 and the registration statement became effective on March 31, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus and supplements thereto are available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1503828/000114420411056842/v236662_424b3.htm, http://www.sec.gov/Archives/edgar/data/1503828/000114420411051643/v234321_424b3.htm, http://www.sec.gov/Archives/edgar/data/1503828/000114420411048785/v232883_424b3.htm, http://www.sec.gov/Archives/edgar/data/1503828/000114420411045349/v230920_424b3.htm and http://www.sec.gov/Archives/edgar/data/1503828/000114420411019516/v217164_424b3.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The Company issued the following press release on October 17, 2011:

CONTACTS: From: Anthony J. DeFazio DeFazio Communications, LLC (484) 532-7783 tony@defaziocommunications.com	For: Brian S. Block, EVP & CFO American Realty Capital Trust III, Inc. (212) 415-6500 bblock@arlcap.com

FOR IMMEDIATE RELEASE

American Realty Capital Trust III Acquires Two Walgreens Pharmacies

New York, NY, October 17, 2011 — American Realty Capital Trust III, Inc., (“ARCT III” or the “Company”) announced today that it had acquired interests in two Walgreens pharmacies as described below, with a combined 26,172 square feet of space located in Staten Island, New York, and Coalinga, California, for a total purchase price, excluding acquisition costs, of approximately $9.2 million.

The Company acquired a ground leasehold interest in the 11,610 square foot Staten Island property, which is 100% leased to Walgreen Eastern Co., Inc. The lease is guaranteed by Walgreen Co. (NYSE: WAG), which carries an investment grade credit rating. The original term of the triple net lease with the tenant for the Staten Island property is 25 years with approximately 21.5 years remaining in the primary term.

The Company acquired a fee simple interest in the 14,820 square foot Coalinga property, which is 100% leased to Walgreen Co. The original term of the triple net lease for the Coalinga property is 25 years with approximately 22.1 years remaining in the primary term.

“We are very pleased to have closed these two acquisitions so quickly after completing our first purchase of the FedEx Freight build-to-suit freight distribution facility in Butte, Montana. They are consistent with our strategy of purchasing freestanding, single-tenant properties net leased to strong credit tenants diversified by geography, tenancy, lease term and industry,” said Nicholas S. Schorsch, Chairman and CEO of ARCT III. “These two acquisitions complement and further diversify our existing portfolio and increase our total assets to approximately $21.3 million.”

American Realty Capital Trust III, Inc. is a publicly registered, non-traded real estate investment program that has commenced its initial public offering of up to 150.0 million shares of common stock, at a purchase price of $10 per share, for an aggregate offering amount of up to $1.5 billion. The Company intends to use the proceeds from the offering to acquire properties that are single tenant, long-term net leased to investment-grade and other creditworthy tenants. The Company is offering the shares of common stock on a reasonable best efforts basis through its affiliate, Realty Capital Securities, LLC, the dealer manager of the offering.

A registration statement relating to the offering of these securities has been filed with the U.S. Securities and Exchange Commission and declared effective. The offering will be made only by means of a prospectus. Copies of the prospectus for the offering may be obtained by contacting: Realty Capital Securities, LLC, Three Copley Place, Suite 3300, Boston, MA 02116, Tel: 1-877-373-3522.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results and trends could differ materially from those set forth in such statements due to the following risks: The failure to qualify or maintain the requirements to be taxed as a REIT would reduce the amount of income available for distribution and limit the Company’s ability to make distributions to its stockholders. No public market initially exists for the Company’s shares of common stock, and one may never exist for this or any other such type of real estate program. Securities are being offered on a best efforts basis. These are speculative securities and as such involve a high degree of risk. There are substantial conflicts among an offering and its sponsor, advisor, dealer manager and property manager. There is no assurance that the value of the real estate will be sufficient to return any portion of investors’ original capital. Operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market and we cannot assure you that there will be growth in the value of the properties.

To arrange interviews with executives of American Realty Capital Trust III, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.